Carlos Ramirez +1 858 550 6157 cramirez@cooley.com	By EDGAR

January 23, 2025

Julie Sherman

Jeanne Baker

Juan Grana

Lauren Nguyen

Office of Industrial Applications and Services
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beta Bionics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 22, 2025

CIK No. 0001674632

Dear Ms. Sherman, Ms. Baker, Mr. Grana and Ms. Nguyen:

On behalf of our client, Beta Bionics, Inc. (the “Company”), we submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 22, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 22, 2025. Concurrently with the submission of this response letter, the Company is filing an Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended Registration Statement.

For ease of reference, set forth below are the Company’s responses to the comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed January 22, 2025

Prospectus Summary

Recent Developments, page 10

1.	In order to clarify the nature of the key metrics and non-GAAP information, please reinstate the footnotes to the table as presented in your prior filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 11 of the Amended Registration Statement.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

January 23, 2025

Page Two

2.	Please correct the typographical errors in the sentence, “The PBP channel, by contrast,…” in the third paragraph after the table.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 12 of the Amended Registration Statement.

* *  *

Please contact me at (858) 550-6157 or Charles S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s Comment Letter.

Sincerely,

/s/ Carlos Ramirez

Carlos Ramirez

cc:	Sean Saint, Chief Executive Officer, Beta Bionics, Inc.

Stephen Feider, Chief Financial Officer, Beta Bionics, Inc.

Charles S. Kim, Cooley LLP

Mark Weeks, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com